Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

August 6, 2025

Christopher R. Bellacicco, Senior Counsel

Ken Ellington, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Registration Statement on Form N-2

Dear Messrs. Bellacicco and Ellington:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 5, 2025 regarding the Company’s amended registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on August 4, 2025. The Staff’s comment is set forth below and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Form 10-K

1.	In response to Accounting Comment No. 3, please confirm that there is no impact on the Company’s liquidity to cover the unfunded commitments.

Response: The Company respectfully confirms that there is no impact on the Company’s liquidity to cover the unfunded commitments.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,
/s/Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Robert T. Ladd, Stellus Capital Investment Corporation Todd Huskinson, Stellus Capital Investment Corporation

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